                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.4)1

                                 AUTOBYTEL, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   05275N 10 6
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                                 (CUSIP number)

                              Steven Wolosky, Esq.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 19, 2003
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 05275N 10 6                 13D                      Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES
               ONLY)
                                   MLF INVESTMENTS, LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     AF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                905,648 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                990,790 shares
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     990,790 shares
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

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CUSIP No. 05275N 10 6                 13D                      Page 3 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES
               ONLY)
                                   MATTHEW FESHBACH
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                905,648 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                990,790 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     990,790 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

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CUSIP No. 05275N 10 6                 13D                      Page 4 of 6 Pages
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            The following  constitutes  Amendment  No. 4 ("Amendment  No. 4") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

Item 5.Interests in Securities in the Issuer.

            Items  5(a),  (b) and (c) are  amended in their  entirety to read as follows:

            (a) As of the  date  of this  Schedule  13D,  each of the  Reporting
Persons  may be deemed to be the  beneficial  owner of 990,790  shares of Common
Stock, constituting 3.2% of the 31,269,519 shares of Common Stock outstanding as of April 30, 2003 (as  reported in the  Company's  report for the quarter  ended
March 31, 2003 on Form 10-Q).

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct  the vote of  905,648  shares of Common  Stock,  or 2.9% of the shares of
Common Stock  outstanding.  Each of the  Reporting  Persons  shares the power to dispose of or to direct the  disposition of 990,790  shares of Common Stock,  or
3.2% of the shares of Common Stock outstanding.

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons since the filing of Amendment No. 3 to this Schedule 13D. All the transactions were effected through open market sales.

            (e) The Reporting  Persons  ceased to hold more than five percent of the Common Stock outstanding as of June 10, 2003.

             [The remainder of this page was purposely left blank.]

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CUSIP No. 05275N 10 6                 13D                      Page 5 of 6 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: As of June 23, 2003                 MLF INVESTMENTS, LLC

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

                                           /s/ Matthew L. Feshbach
                                           -------------------------------------
                                           Matthew L. Feshbach

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CUSIP No. 05275N 10 6                 13D                      Page 6 of 6 Pages
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                                   SCHEDULE A

                   TRANSACTIONS IN THE SHARES OF COMMON STOCK
             SINCE THE FILING OF AMENDMENT NO. 3 TO THE SCHEDULE 13D

            A. Transaction made by MLF Investments:

   Shares of Common
      Stock Sold                 Price Per Share ($)       Date of Purchase/Sale
      ----------                 -------------------       ---------------------

        (8,100)                       6.7412                   June 20, 2003

       (62,010)                       6.7048                   June 19, 2003

       (79,200)                       6.7392                   June 19, 2003

      (311,130)                       6.3712                   June 19, 2003

       (85,540)                       5.9350                   June 10, 2003

      (180,000)                       6.1900                   June 5, 2003

            B. Transactions by Managed Account:

   Shares of Common
      Stock Sold                 Price Per Share ($)       Date of Purchase/Sale
      ----------                 -------------------       ---------------------

        (6,890)                       6.7048                   June 19, 2003

        (8,800)                       6.7392                   June 19, 2003

       (34,570)                       6.3712                   June 19, 2003

        (8,460)                       5.9350                   June 10, 2003

       (20,000)                       6.1900                   June 5, 2003